Filed by Fusion Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 333-255936

Date: June 9, 2021

MoneyLion Reddit AMA

June 9, 2021

Meeting recording available at:

https://us02web.zoom.us/rec/share/6vXBnFRnT1HTerMbRUxnxfDmfLjZNxGvqZ9m3QDyM1wkIgN1RAl6pmG6zpIta-6g.PzjL0DOLoEIC9yp4

Access Passcode: 6&R0TW&h

Mo Abdi: Now, we're recording. Thank you so much, Dee, for coming here today for this AMA. We have a large user group on Reddit that's very interested in Fusion Acquisition Corp and consequently, MoneyLion. We are hoping this series of AMAs help us get to know the things better. We'll go right to the questions. I just want to know a little bit more about you. We've talked a couple of times, just tell me a little bit about yourself.

Dee Choubey: Hey, by the way, great to be here, and thanks for doing this. You've done a great job. Just a little bit about me, I grew up in New Jersey, went to college in Chicago, and I've been living in New York for the last 18 years. Married, have two little kids. I've got a five-year-old boy who's obsessed with Star Wars. Last night, he told me about Darth Plagueis. Apparently, he was Darth Vader's master's master, so that's something that I didn't know and that was interesting. He's obsessed with that, but it's an absolute pleasure hanging out with him. I spent a lot of time with him. I also have about to be a one-year-old daughter. That keeps me busy as well.

In my free time, I love to travel. I ski, ride my bike here in the city of New York. I'm an avid sports fan. I love New York sports, but also other places as well. I love to watch anything, NFL, Major League Baseball, big NASCAR fan. We'll talk about that, of course. MoneyLion is a big NASCAR supporter with Team Penske and recently, IndyCar too. We supported the first all-female team a couple of weeks ago at the Indy 500. Overall, big sports fan. Excited to be here. I'll pause there and turn back over to you.

Mo Abdi: Thank you so much. That's interesting. You ski, eh? Whenever I'm calling you on the phone and stuff, you are always like, "Mountain time." Are you living in the mountains in the Midwest though, or where are you these days?

Dee Choubey: Well, I'm in New York, based out in New York. Our office is here. We can talk more about just all of that, but yes, I live in New York.

Mo Abdi: Okay, perfect. How did you get involved with MoneyLion? I know you're the founder, how did that go?

Dee Choubey: Look, I've been working broadly at some of the largest banks since 2003, so places like Goldman, Citi, Barclays, Citadel, which is a investment shop. All throughout those roles, one of the more common threads was just acute focus on banks. I've been covering banks since I was 22 years old, advise them, know them inside and out. Then when the credit crisis happened in 2008 and '09, what we saw inside of the ecosystem and inside of the infrastructure of American financial services was that the biggest loser coming out of the credit crisis was the American consumer. The government became a stakeholder inside a lot of the banks. A lot of the innovation that used to happen inside of money center banks, all of a sudden went to Silicon Valley, so Twitter, Facebook, Google, Amazon, Apple started to innovate on payments, on financial services.

When I started the business in 2013, with two of my other co-founders, we saw that as an incredible opportunity really to build a direct-to-consumer brand. We hoped that MoneyLion would become an iconic American brand. It's there now, so it's great to see that. The idea was always to use technology in a way that would help millions of Americans live a better life

That's been the mission all along, and that's an opportunity we saw inside of some of the largest banks if you will.

Mo Abdi: That's awesome. I guess it's a blessing. You guys were in between two crisis 2008, which will act as a-

Dee Choubey: Well, 2008 seems like one week's worth of work at least in 2020 in the pandemic, but it's definitely a big deal back then.

Mo Abdi: I agree with you, these events serve as catalyst for a new innovative firms, and for sure, MoneyLion will be one of the few FinTechs that'll have a big presence here in the US. Talking about the ecosystem, where do you see MoneyLion fitting in the FinTech ecosystem because we have a couple of other companies out there, like SoFi as well.

Dee Choubey: Yes, there's a lot of great companies out there, but you got to think about just the overall market structure, of course, in FinTech but even if you take one step back and you say, "Okay, MoneyLion is a participant in the FinTech industry. The FinTech industry is part of broader American financial services industry, and that's part of a broader global ecosystem of interconnected financial services."

If you ignore the globe, but you look at the US, we have over 4,000 deposit-taking institutions, trillions of dollars of retail deposits sit there. That's a ecosystem that's been built over multiple decades. The technology that exists in broader American financial services is old, it's archaic, it's monolithic, all those words that we like to say. Then of course, what FinTech is trying to do is it's trying to make it more convenient, make just getting a loan online, opening a bank account online, getting an insurance quote online, investing online, easier for consumers instead of having to hold multiple accounts.

One of the things that MoneyLion really excels at and focuses on is really that platform play. We are an all-in-one platform. We took a bit of a contrarian approach to what some of our competitors have done, great companies in FinTech. Respect to all of them, but we are different. We, as a management team, we made a different decision. It wasn't always liked, it wasn't always popular, but that decision was to create a FinTech, you have to replicate, the relationship that exists in the branch bank. We've done that now, through the technology that we've built.

We've built it from the ground up. It's our technology. It's proprietary and it allows us to really become that leading American financial super app over time. In the months and years to come, you'll see us really using our technology advantage to continue building that platform. I think that's how I'd say how we fit into the ecosystem, particularly with that platform play.

Mo Abdi: Yes. That's for sure. Remember the discussion we had a couple of months ago about the unbanked. You talked about it a little bit with all this money lying in bank accounts and not helping holders. Can you elaborate on that bit?

Dee Choubey: I want to clarify the unbanked part. We're really a platform for those that are unhappily banked. Unbanked, isn't that big a problem in the US. Of course, it needs to get better and solutions need to get better, but what we see as a problem in the marketplace today is that consumers and over a hundred million Americans, and these are folks they have a pretty stressful relationship with a financial institution.

These unhappily banks folks are getting a one-size-fits-all approach from the money center banks. That's really where we see the opportunity is to make it happier, make it better and of course, for those coming out of college and those new to the country, MoneyLion is a great option, but we're actually even better options for those that are unhappily banked, where we can use that power of the platform to get you into the digital bank, sets you up for roundups in your Robo-Advisor, set you up for auto investing so those months where you have a little bit of excess, you're actually putting that away in a very smart way. In those times when you have a little bit of a need, because we know your behaviors so well, you can also borrow from us.

Rest of the times, you're using our e-commerce superpowers, getting your paycheck two days early, using our 55,000 free ATMs so on and so forth. Really, we're trying to add that element of empathy and the element of happiness back into your financial relationship. Of course, one of the big things that we're doing is we're putting advice into the mix. There's lots of FinTechs who can build single accounts. There's great companies that do debit cards. There are great companies that do Robo-advisory.

There're great companies that do stock trading. What you'll find MoneyLion doing for our segment is, we're putting it all together with advice, we're giving nudges and recommendations and education on how you may individually personalize and contextualize just for Mo just for you, how you may be able to live, not only a better life but make better financial decisions without it feeling like you're eating spinach.

Mo Abdi: That's awesome. A lot of times, it's really hard to go through a typical conventional banking system and ways to improve your, whether it's improving credit score saving, or investing. It's difficult for most of us. You talked a little bit about helping the person with the little money they have left whether using a Robo-Advisor and investments, but I remember going through your investor deck and one goal of MoneyLion is to help the average person improve their credit score. How does that work?

Dee Choubey: We're very proud of our customer success metrics. If you look at our products, they help a lot of our customers. If you look at our CB plus products, our members are improving their credit scores by 60 points in the first few months of using the product. We're very proud of that. We have all those success metrics on a dashboard on all four offices. What that means is that no one really looks at their credit score to look at a pretty three-digit number. Instead, you're looking for what type of house you can live in, what type of car you can drive, how much credit card debt, how much you can spend.

With all of those things taken into account, we've built a program that allows consumers to really borrow against what they've saved in their investment account at very low interest rates. We report back to the credit bureaus, we work with TransUnion, with Experian, with Equifax, we report back to them. We make sure that within a few months of using the product, consumers are using their credit score, they're living in that better house, they're paying less of a risk premium to access American financial services and then they're graduating. We actually love to celebrate when consumers stop using the Credit Builder Plus program because we know that they've graduated to using much cheaper options, and they're getting lower costs on their mortgages, lower APRs on their credit cards.

Those customer success measures really make the flywheel go, and why we have such a high repeat rate and such a high referral recommendation rate on those products.

Mo Abdi: Yes, that's awesome. I could see how those credit-improving techniques would help customers, especially whenever we have an economic downturn and some folks' debt levels go up and affects their credit score.

Now transitioning on to crypto. With increasing presence of crypto, like we talked about previously a few months ago, how have you guys incorporated to your visual banking ecosystem reward system?

Dee Choubey: Look, it's a great question. We were just at the-- there was a huge Bitcoin conference in Miami. Look, I think that there's a lot of excitement about crypto, there's lots of volatility but really, when we think about how crypto integrates into MoneyLion, what we see is that still about 85% to 87% of Americans still have never touched cryptocurrency as an asset class. We talked to our customers. They're saying that, "Hey, we're really interested in what this is, but we don't necessarily want to take wholesale exposure to it. If you included it into how we get rewards, how we round up spare change, found money, then it makes a lot of sense as an engagement metric. It makes a lot of sense as a metric to really drive the engagement on our platform."

What you'll be seeing very soon MoneyLion releases in Q3 are just versions of our rewards program shifted from fiat dollars, US dollars. It's a fancy word, fiat, but it's really instead of getting roundups or rewards or what we call Shake 'N' Bank in dollars, we'll be allowing your customers to choose, to get some of those capabilities into first Bitcoin and Ethereum, and then other coins over time.

Really our place in the market is not necessarily to become the place where pro investors are putting on derivatives or hedges, but it's really meant for our core customers, the hardworking Americans, those that are first getting into crypto. Our mission is to create financial access for hardworking Americans. This is creating that financial access by giving them a lightweight first touch into crypto, just so they can understand its volatility. They can understand its use cases. Then over time as payments become more ubiquitous, as crypto payments become more ubiquitous, we'll open those up as well. We'll allow our customers to grow with us as the asset class grows.

Mo Abdi: That's smart, with such a asset class, that's in an early state with such a high volatility, with 10% change in Bitcoin, Ethereum, and some of the other coins overnight based on all the hacker business that's happening in the East Coast and Russia, I think easing customers in and having them get to know cryptocurrency is a great idea through a rewards program. I looked over some of the revenue and the income during the last quarter last year was pretty gangbusters, very impressive with MoneyLion having tremendous growth during the last quarter in quarter four, 2020, total customers grew over 60% to 1.4 million. How did you guys achieve that growth and more importantly, do you feel like that's sustainable?

Dee Choubey: I think we're early in [unintelligible 00:14:30]. I think in 2020, we saw a step-function change in the consumer demand for our products. Where when consumers are moving from gig into multiple jobs into multiple 1099s, multiple W2s, it's hard for the money center banks to take in income from multiple sources, piece it together and say, "Hey, while this person may be only making $1,200 from one gig from driving Uber or Lyft, or what have you, they're actually making $6,000 that month. because they're also doing substitute teaching, they're freelancing, so on and so forth. That's really where our technology excels.

We've got 200 plus engineers and data scientists in the company. We're really firstly a technology company. We take that technology and we allow our customers really to get a private banking experience, where they're investing in times of excess and borrowing from themselves or from their collateral that they've built up by way of behavior in those times of need. That's really resonated. One of the exciting things for us now is we only spent $11 million in 2020 on marketing. We haven't really accelerated that in Q1 or Q2 that much. We're waiting for the SPAC transaction to close. Then we'll accelerate that. As we put more dollars behind brand building and awareness and influencer campaigns, we're very confident that the numbers that we've put out in the investor presentation for 2021 and 2022, that those are really in sight for us to meet and exceed hopefully as well.

Look, I think that if you look at the numbers in our analyst presentation, we have a lot of confidence in hitting that primarily because the product-market fit is apparent, the value proposition is there. Now we'll also be bringing more resources to the table. That's why this whole this exercise to go public through a SPAC makes a lot of sense for us because we've actually spent that contrarian approach. We've actually spent the last eight years building the tech and the value proposition and the product-market fit. Now is the time to go accelerate when we know that the product actually works very well for our customers.

Mo Abdi: It'll be interesting to see how MoneyLion does in the next few quarters and into 2021. I was also looking at the total payments. They grew 89% to 117 million, first of all, how did that happen? Secondly, how much of that was from fees.

Dee Choubey: I think what you're referring to is our total payment volume. Look, it's just the platform approach working. We're diversified in the sense that some of our KPIs are really around the combination of customer growth, payment volume, total originations, our Instacash product is doing really well. Fees is just the revenue portion where consumers are choosing to get access to their funds faster, as opposed to getting it for free in 12 to 24 hours. They may pay what it costs for an ATM fee to get that sooner. That's really what that fees line item is. Payment volume actually represents just the transactions that are happening in our digital bank.

Mo Abdi: Digital bank. Okay. Thanks for clarifying that. Recently I saw that you had few directors, Annette Nazareth and Ambassador Dwight Bush. How do you expect them they'll be involved in MoneyLion growth and where do you think they'll be most beneficial?

Dee Choubey: Great questions. For me, personally, this was a huge milestone. Ever, since we started the company, we've been obsessing about building an eight-plus rockstar team and we have that with a great management team. We've had a great pre-public company board as well, very supportive board of directors, guys like Rohit D'Souza, Chris Sugden, [unintelligible 00:18:29], John Chrystal.

These have all been stalwarts of our industry. All of them have helped us build this company. Now, as we get to get to post public or post IPO, the ability to work with Nazareth on the board, who's a legal sage, is going to provide us immense guidance in designing our wealth management and investing products. We'll definitely position her there, as well as on the regulatory and compliance side, she was a SEC commissioner and now she's a senior counsel at Davis Polk which is a national law firm. Her ability to guide our legal teams and compliance teams as well as our product teams around how to really build the next generation of wealth management products, that's really how we're going to, of course, be partnering with her but also just as a mentor and have really strong steward of corporate governance, I think that's going to be a driving force for us.

Then with Ambassador Bush, what can I say, he's previously a senior operator and executive at Chase, Sallie Mae, and then he was a CEO of Urban Trust Bank. He sits on a board of Goldman Sachs funds, so incredible industry veteran. Also has served the United States, he was a president Obama appointee as an Ambassador to Morocco. He participated in national and global scale and he brings a mix of financial services and regulatory expertise to us and we're looking forward to partnering with him on just running a very successful bank that has pretty aggressive ambitions on growth and doing it in a thoughtful way.

We'll be announcing a few more board of directors as well in the next coming weeks. We're equally excited about them in terms of what they'll be able to add to us on the media and distribution side as well. Rest assured after we're done forming the board, this is going to be-- we say we're the best team in FinTech and we're continuing that adage with creating an equally strong board of directors.

Mo Abdi: That's awesome. I've interviewed few impressive FinTechs in the past few weeks and MoneyLion continuously strikes me as one with a solid team, whether it's from Jim Ross, with the SPY ETF founder, if I remember correctly through the two new ambassadors-- the new board of directors you have, seems like you guys have covered all your bases and preparing for tremendous growth. Essentially that's what I see. I was really excited about that when I heard that news for sure. When do you expect the merger to go to completion and have ticker change?

Dee Choubey: We're just going through the final processes of all that's needed to be done. As you know going public through a SPAC is actually three different transactions, you got to merge with Fuse. We raised a pipe. As a reminder, we had an oversubscribed $250 million private placement led by great investors, BlackRock, Apollo, some of the top and leading technology investors in the world. Super excited about that. That's part of it.

Then of course you're going public, so you have to, of course, file with the SEC and go through that process. We're coming towards the tail end of that and we anticipate, again, I think we've said publicly in the past that we're still targeting early July for that to happen. The other exciting thing is that our ticker will be ML. We're again playing a part hopefully, in financial services disruption, and it's great to use that ticker to go public.

Mo Abdi: That's awesome. Thanks for sharing. I think we talked and covered a lot of topics. There's a lot of questions folks are asking, and we're looking forward to continuing this on the AMA. Is there anything else you'd like to add before we close off the Zoom portion of the webinar and transition to the AMA on Reddit?

Dee Choubey: Yes, we couldn't do this without our team members. We're truly global company, we're in five offices. I sit in New York. We were in San Francisco and Kuala Lumpur, Malaysia, and Salt Lake City, and Sioux Falls. We have folks working out of Miami, Chicago, Seattle, and we embrace that sort of environment. We couldn't be at any of these milestones without our teams. I wanted to put a shout out to all the employees of MoneyLion who are all coalescing around this ideal and this mission of creating financial access for hardworking Americans by rewiring the banking system. Thanks so much for having me and I look forward to answer as many of the questions as I can.

Mo Abdi: Well, thank you so much for giving us your valuable time. We really appreciate, Dee, and hope to continue this discussion down the road.

Dee Choubey: Thank you very much. Bye-bye.

Mo Abdi: Bye. Cheers. Bye-bye.

[00:23:33] [END OF AUDIO]

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of Fusion Acquisition Corp. (“Fusion”) for their consideration. Fusion has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary and will include a definitive proxy statements to be distributed to Fusion’s shareholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Fusion will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Fusion’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Fusion, MoneyLion and the proposed business combination. Shareholders may also obtain a copy of the preliminary or, once available, the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Fusion, without charge, at the SEC's website located at www.sec.gov or by directing a request to Cody Slach and Matt Glover, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s shareholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement / prospectus). You can find more information about Fusion’s directors and executive officers in Fusion’s final prospectus dated June 25, 2020, filed with the SEC on June 29, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement (and will be included in the definitive proxy statement / prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public shareholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s final prospectus dated June 25, 2020 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this communication. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.